Exhibit 12.1

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

Exhibit 12.1 Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2009		2008	2007	2006	2005
	(Dollars in thousands)
Ratio of earnings to fixed charges
Earnings:
Income (Loss) from continuing operations before taxes	$(13,173)		$22,389	$26,189	$24,437	$29,805
Fixed charges excluding deposits and preferred stock dividends:	14,312		16,583	12,824	11,957	9,195

Subtotal	1,139		38,972	39,013	36,394	39,000
Interest on deposits	26,793		39,303	52,274	41,546	24,832

Total	$27,932		$78,275	$91,287	$77,940	$63,832

Fixed charges:
Interest excluding deposits	$13,650		$16,055	$12,376	$11,558	$8,800
Interest component on rentals[1]	662		528	448	399	395
Preferred stock dividends	3,194		—

Subtotal	17,506		16,583	12,824	11,957	9,195
Interest on deposits	26,793		39,303	52,274	41,546	24,832

Total	$44,299		$55,886	$65,098	$53,503	$34,027

Ratio of earnings to fixed charges:
Excluding interest on deposits	0.07	[2]	2.35	3.04	3.04	4.24
Including interest on deposits	0.63		1.40	1.40	1.46	1.88

[1]	Interest component on rentals estimated to be one-third of rentals
[2]	The dollar amount for the deficiency for the year ended 12/31/09 is $16.4 million.